SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended June 30, 2013

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation Cautionary Statement		1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	4
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	4

III	Company Information	8
	(1) Information on the Company’s Shares	8
	(2) Directors and Corporate Executive Officers	10

IV	Financial Statements	11
	(1) Consolidated Financial Statements	12
	(2) Other Information	31

Note for readers of this English translation
On August 9, 2013, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2013 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.
Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I            Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2012	Three months ended June 30, 2013	Fiscal Year ended March 31, 2013
Sales and operating revenue	1,515,183	1,712,712	6,800,851
Operating income	6,275	36,357	230,100
Income before income taxes	9,413	46,253	245,681
Net income (loss) attributable to Sony Corporation’s stockholders	(24,641)	3,480	43,034
Comprehensive income (loss)	(87,845)	64,900	326,523
Total equity	2,397,682	2,740,842	2,681,178
Total assets	13,130,985	14,726,051	14,206,292
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(24.55)	3.44	42.80
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(24.55)	2.98	40.19
Ratio of stockholders’ equity to total assets (%)	14.7	15.3	15.5
Net cash provided by (used in) operating activities	(25,561)	(131,669)	481,512
Net cash used in investing activities	(263,224)	(41,664)	(705,280)
Net cash provided by financing activities	78,298	120,701	83,181
Cash and cash equivalents at end of the period	658,094	801,191	826,361

Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net loss of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2013.

As of June 30, 2013, the Company had 1,322 subsidiaries and 109 affiliated companies, of which 1,300 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 102 affiliated companies.

II            State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2013.   Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013
http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

(2) Material Contracts

Given the recent spread of certain codec standards on smartphone products, Sony changed the description of “Material Contracts” in the Securities Report for the fiscal year ended March 31, 2013 (Yukashoken Houkokusho) filed on June 27, 2013, as follows.  The change is indicated below by underline.  There were no material contracts executed or determined to be executed during the three months ended June 30, 2013.

“Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as those for optical disc-related and smartphone products. With respect to optical disc-related products, Sony products that employ DVD player functions, including PS3 and PS2 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC, AT&T Inc. and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specification, as described above. Sony’s smartphone products are substantially dependent upon certain patents that relate to technologies specified in certain codec standards and are licensed by MPEG LA LLC, AT&T Inc. and Via Licensing Corporation, and certain patents that relate to CDMA technologies specified by the standard setting bodies within the telecommunications industry and are licensed by Qualcomm Incorporated. Sony considers its overall license position beneficial to its operations.”

Note for readers of this English translation:

Except for the above, there was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 27, 2013.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013
http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2013, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2013” submitted to the SEC on Form 6-K on August 1, 2013.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2013”
http://www.sec.gov/Archives/edgar/data/313838/000115752313003774/a50680913.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 27, 2013.  Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2013, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013
http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

During the three months ended June 30, 2013, the average rates of the yen were 98.7 yen against the U.S. dollar and 128.9 yen against the euro, which were 18.7 percent and 20.1 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended June 30, 2013, sales were 1,712.7 billion yen, an increase of 13.0 percent year-on-year, while on a constant currency basis, sales decreased approximately 3 percent year-on-year.  For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 36.4 billion yen was recorded for the three months ended June 30, 2013, an increase of 30.1 billion yen year-on-year (an improvement of approximately 15.1 billion yen year-on-year on a constant currency basis).  Most of the foreign exchange rate impact was attributable to the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments.  For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on constant currency basis	Impact of changes in foreign exchange rates
		Three months ended June 30		Change in yen
		2012	2013
IP&S	Sales	193.8	173.6	-10.4%	-26%	+30.0
	Operating income	12.6	8.1	-4.5	-6.1	+1.5
Game	Sales	118.0	117.9	-0.0%	-15%	+18.1
	Operating loss	(3.5)	(14.8)	-11.2	-13.3	+2.0
MP&C	Sales	285.6	389.0	+36.2%	+14%	+62.4
	Operating income (loss)	(28.1)	5.9	+34.1	+32.2	+1.9
HE&S	Sales	251.8	275.2	+9.3%	-9%	+46.3
	Operating income (loss)	(10.0)	3.4	+13.4	+4.3	+9.1
Devices	Sales	217.3	196.2	-9.7%	-25%	+33.7
	Operating income	15.9	10.8	-5.1	-11.0	+5.9

In addition, sales for the Pictures segment increased 3.6 percent year-on-year to 158.9 billion yen, an approximate 16 percent decrease on a constant currency (U.S. dollar) basis.  In the Music segment, sales increased 13.3 percent year-on-year to 112.0 billion yen, an approximate 1 percent decrease on a constant currency basis.  For a detailed analysis of segment performance, please refer to the Pictures and Music segments under the “Results of Operations” section above.  Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc.  As most of the operations in this segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended June 30, 2013.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis.  Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended June 30, 2013.  In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flow

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2013, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2013” submitted to the SEC on Form 6-K on August 1, 2013.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2013”
http://www.sec.gov/Archives/edgar/data/313838/000115752313003774/a50680913.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 27, 2013.  Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013
http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 27, 2013.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013
http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

The following significant changes in research and development activities occurred during the period.

The Advanced Device Technology Platform, the Corporate R&D and the System & Software Technology Platform were realigned in June 2013, to form the R&D Platform and the Software Design Group to accelerate the development of next generation core technology to deliver Sony products and services in order to increase customer value.
Research and development costs for the three months ended June 30, 2013 totaled 110.6 billion yen.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit and the issuance of unsecured straight bonds below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 27, 2013.  The changes are indicated by underline below.  Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013
http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans).  If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 822.0 billion yen in unused committed lines of credit, as of June 30, 2013.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2015, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015.  In all of these committed lines of credit, Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers.  These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.
In June 2013, Sony issued unsecured straight bonds for Japanese retail investors in the aggregate principal amount of 150.0 billion yen.  The proceeds from the issuance of the bonds are to be applied to the repayment of borrowings and debt, and to capital expenditures.

Ⅲ           Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2013)	As of the filing date of the Quarterly Securities Report (August 9, 2013)
Common stock	1,011,977,604	1,011,988,304	Tokyo Stock Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,011,977,604	1,011,988,304	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds) during August 2013, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

     Not Applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended June 30, 2013.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2013	27	1,011,978	16	630,939	16	844,632
Notes:
1.	The increase is due to the exercise of SARs.
2.
Upon the exercise of SARs during the period from July 1, 2013 to July 31, 2013, the total number of shares issued increased by 11 thousand shares, the amount of common stock and the legal capital surplus increased by 12 million yen, respectively.

vi) Status of Major Shareholders

(As of June 30, 2013)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	71,023	7.02
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	40,095	3.96
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	36,325	3.59
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku, Tokyo)	21,585	2.13
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	21,442	2.12
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	12,401	1.23
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,400	1.13
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	10,952	1.08
State Street Bank West Client - Treaty *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,319	1.02
MSCO Customer Securities *3 (Local Custodian: Morgan Stanley MUFG Securities Co., Ltd.)	New York, U.S.A. (Yebisu Garden Place Tower 4-20-3, Ebisu, Shibuya-ku, Tokyo)	10,304	1.02
Total		245,847	24.29
Notes:
*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts .
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights

1) Shares Issued

 (As of June 30, 2013)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,055,600	—	—
Shares with full voting rights (Others)	1,008,500,000	10,085,000	—
Shares constituting less than one full unit	2,422,004	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,011,977,604	—	—
Total voting rights held by all shareholders	—	10,085,000	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of June 30, 2013)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,055,600	—	1,055,600	0.10
Total	—	1,055,600	—	1,055,600	0.10
Note:
In addition to the 1,055,600 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2)           Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2013 to the filing date of this Quarterly Securities
Report (Shihanki Houkokusho).

IV           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	At March 31, 2013	At June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	826,361	801,191
Marketable securities	697,597	722,582
Notes and accounts receivable, trade	844,117	920,481
Allowance for doubtful accounts and sales returns	(67,625)	(64,068)
Inventories	710,054	841,199
Other receivables	148,142	205,347
Deferred income taxes	44,615	45,307
Prepaid expenses and other current assets	443,272	514,691
Total current assets	3,646,533	3,986,730
Film costs	270,089	305,402
Investments and advances:
Affiliated companies	198,621	199,690
Securities investments and other	7,118,504	7,204,380
	7,317,125	7,404,070
Property, plant and equipment:
Land	131,484	132,036
Buildings	778,514	787,214
Machinery and equipment	1,934,520	1,926,865
Construction in progress	47,839	48,258
	2,892,357	2,894,373
Less – Accumulated depreciation	2,030,807	2,028,809
	861,550	865,564
Other assets:
Intangibles, net	527,507	539,493
Goodwill	643,243	668,368
Deferred insurance acquisition costs	460,758	468,918
Deferred income taxes	107,688	111,517
Other	371,799	375,989
	2,110,995	2,164,285
Total assets	14,206,292	14,726,051
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2013	At June 30, 2013
LIABILITIES
Current liabilities:
Short-term borrowings	87,894	100,190
Current portion of long-term debt	156,288	362,029
Notes and accounts payable, trade	572,102	747,451
Accounts payable, other and accrued expenses	1,097,253	1,046,968
Accrued income and other taxes	75,080	72,155
Deposits from customers in the banking business	1,857,448	1,849,091
Other	469,024	473,087
Total current liabilities	4,315,089	4,650,971
Long-term debt	938,428	950,487
Accrued pension and severance costs	311,469	314,562
Deferred income taxes	373,999	377,546
Future insurance policy benefits and other	3,540,031	3,616,805
Policyholders’ account in the life insurance business	1,693,116	1,749,128
Other	349,985	322,685
Total liabilities	11,522,117	11,982,184
Redeemable noncontrolling interest	2,997	3,025
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2013–Shares authorized: 3,600,000,000, shares issued: 1,011,950,206	630,923
At June 30, 2013–Shares authorized: 3,600,000,000, shares issued: 1,011,977,604		630,939
Additional paid-in capital	1,110,531	1,110,933
Retained earnings	1,102,297	1,105,778
Accumulated other comprehensive income –
Unrealized gains on securities, net	107,061	102,690
Unrealized losses on derivative instruments, net	(742)	(549)
Pension liability adjustment	(191,816)	(195,066)
Foreign currency translation adjustments	(556,016)	(493,999)
	(641,513)	(586,924)
Treasury stock, at cost
Common stock
At March 31, 2013–1,048,870 shares	(4,472)
At June 30, 2013–1,055,618 shares		(4,483)
	2,197,766	2,256,243
Noncontrolling interests	483,412	484,599
Total equity	2,681,178	2,740,842
Total liabilities and equity	14,206,292	14,726,051
The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2012	2013
Sales and operating revenue:
Net sales	1,295,452	1,438,936
Financial services revenue	193,717	251,463
Other operating revenue	26,014	22,313
	1,515,183	1,712,712
Costs and expenses:
Cost of sales	1,006,413	1,098,880
Selling, general and administrative	346,750	384,993
Financial services expenses	165,652	204,730
Other operating (income) expense, net	(10,186)	(12,673)
	1,508,629	1,675,930
Equity in net loss of affiliated companies	(279)	(425)
Operating income	6,275	36,357
Other income:
Interest and dividends	5,710	3,887
Foreign exchange gain, net	5,422	6,191
Other	1,197	8,962
	12,329	19,040
Other expenses:
Interest	7,563	6,956
Other	1,628	2,188
	9,191	9,144
Income before income taxes	9,413	46,253
Income taxes	20,002	26,740
Net income (loss)	(10,589)	19,513
Less - Net income attributable to noncontrolling interests	14,052	16,033
Net income (loss) attributable to Sony Corporation’s stockholders	(24,641)	3,480

	Yen
	Three months ended June 30
	2012	2013
Per share data:		-
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	(24.55)	3.44
– Diluted	(24.55)	2.98
The accompanying notes are an integral part of these statements.

 (iii)  Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2012	2013
Net income (loss)	(10,589)	19,513
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	107	(13,931)
Unrealized gains on derivative instruments	166	193
Pension liability adjustment	1,610	(3,247)
Foreign currency translation adjustments	(79,139)	62,372
Total comprehensive income (loss)	(87,845)	64,900
Less – Comprehensive income attributable to noncontrolling interests	13,869	6,831
Comprehensive income (loss) attributable to Sony Corporation's stockholders	(101,714)	58,069
The accompanying notes are an integral part of these statements.

 (iv)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2012	2013
Cash flows from operating activities:
Net income (loss)	(10,589)	19,513
Adjustments to reconcile net income (loss) to net cash
used in operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	85,051	80,870
Amortization of film costs	41,316	56,324
Stock-based compensation expense	409	374
Accrual for pension and severance costs, less payments	(1,418)	(1,702)
Other operating (income) expense, net	(10,186)	(12,673)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	24,526	(21,569)
Loss on revaluation or impairment of securities investments held in the financial services business, net	3,319	266
Deferred income taxes	7,076	(4,381)
Equity in net loss of affiliated companies, net of dividends	578	648
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	34,763	(51,916)
Increase in inventories	(119,612)	(113,680)
Increase in film costs	(36,683)	(79,056)
Increase (decrease) in notes and accounts payable, trade	(28,647)	162,054
Decrease in accrued income and other taxes	(22,682)	(19,473)
Increase in future insurance policy benefits and other	63,693	106,992
Increase in deferred insurance acquisition costs	(17,618)	(20,049)
Increase in marketable securities held in the financial services business for trading purposes	(4,893)	(10,814)
Increase in other current assets	(7,054)	(106,791)
Decrease in other current liabilities	(78,018)	(108,160)
Other	51,108	(8,446)
Net cash used in operating activities	(25,561)	(131,669)
(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2012	2013
Cash flows from investing activities:
Payments for purchases of fixed assets	(77,310)	(62,926)
Proceeds from sales of fixed assets	7,895	84,658
Payments for investments and advances by financial services business	(263,359)	(244,629)
Payments for investments and advances (other than financial services business)	(28,448)	(1,858)
Proceeds from sales or return of investments and collections of advances by financial services business	86,038	167,185
Proceeds from sales or return of investments and collections of advances (other than financial services business)	11,045	2,339
Other	915	13,567
Net cash used in investing activities	(263,224)	(41,664)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	59,452	161,007
Payments of long-term debt	(101,449)	(33,304)
Increase in short-term borrowings, net	105,264	14,894
Increase in deposits from customers in the financial services business, net	31,860	16,972
Dividends paid	(12,600)	(12,679)
Other	(4,229)	(26,189)
Net cash provided by financing activities	78,298	120,701
Effect of exchange rate changes on cash and cash equivalents	(25,995)	27,462
Net decrease in cash and cash equivalents	(236,482)	(25,270)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361
Cash and cash equivalents at end of the period	658,094	801,191
The accompanying notes are an integral part of these statements.

 Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1.  Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP.  These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)  Recently adopted accounting pronouncements:

Disclosure about balance sheet offsetting -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards.  Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities.　The new guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired.  The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  This guidance was effective for Sony as of April 1, 2013.  The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income.  The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income.  For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts.  This guidance was effective for Sony as of April 1, 2013.  Sony applied this guidance prospectively from the date of adoption.  Since this guidance impacts disclosure only, its adoption did not have an impact on Sony’s results of operations and financial position.

(2)  Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3)  Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2012 have been made to conform to the presentation for the three months ended June 30, 2013.

2.  Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2013				June 30, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,106,265	114,806	(463)	1,220,608	1,056,217	79,640	(1,031)	1,134,826

Japanese local government bonds	66,553	643	(1)	67,195	62,162	395	(4)	62,553

Japanese corporate bonds	210,519	1,715	(70)	212,164	195,643	1,237	(44)	196,836

Foreign corporate bonds	425,892	17,502	(620)	442,774	416,048	15,157	(795)	430,410

Other	20,607	4,431	(2)	25,036	23,340	3,833	(60)	27,113
	1,829,836	139,097	(1,156)	1,967,777	1,753,410	100,262	(1,934)	1,851,738

Equity securities	89,079	44,443	(997)	132,525	90,400	75,292	(198)	165,494

Held-to-maturity
securities:
Japanese national government bonds	3,876,600	545,188	-	4,421,788	4,014,901	291,556	(24)	4,306,433

Japanese local government bonds	7,195	432	-	7,627	6,813	307	-	7,120

Japanese corporate bonds	28,918	3,571	-	32,489	28,550	2,121	-	30,671

Foreign corporate bonds	52,738	20	-	52,758	52,562	15	-	52,577

Other	-	-	-	-	1,114	-	(64)	1,050
	3,965,451	549,211	-	4,514,662	4,103,940	293,999	(88)	4,397,851

Total	5,884,366	732,751	(2,153)	6,614,964	5,947,750	469,553	(2,220)	6,415,083

3.  Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	278,575	252,212	-	530,787	530,787	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,220,608	-	1,220,608	24,335	1,196,273	-	-
Japanese local government bonds	-	67,195	-	67,195	61	67,134	-	-
Japanese corporate bonds	-	209,950	2,214	212,164	40,359	171,805	-	-
Foreign corporate bonds	-	422,022	20,752	442,774	96,896	345,878	-	-
Other	-	25,036	-	25,036	98	24,938	-	-
Equity securities	132,447	78	-	132,525	-	132,525	-	-
Other investments *1	6,742	3,126	76,892	86,760	-	86,760	-	-
Derivative assets *2, *3	-	21,862	-	21,862	-	-	20,713	1,149
Total assets	417,764	2,222,089	99,858	2,739,711	692,536	2,025,313	20,713	1,149
Liabilities:
Derivative liabilities*2,*3	-	41,998	-	41,998	-	-	20,322	21,676
Total liabilities	-	41,998	-	41,998	-	-	20,322	21,676

	Yen in millions
	June 30, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	300,752	262,443	-	563,195	563,195	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,134,826	-	1,134,826	20,679	1,114,147	-	-
Japanese local government bonds	-	62,553	-	62,553	515	62,038	-	-
Japanese corporate bonds	-	194,624	2,212	196,836	46,991	149,845	-	-
Foreign corporate bonds	-	410,903	19,507	430,410	87,470	342,940	-	-
Other	-	27,113	-	27,113	1,055	26,058	-	-
Equity securities	165,413	81	-	165,494	-	165,494	-	-
Other investments *1	7,484	3,410	76,644	87,538	-	87,538	-	-
Derivative assets *2, *3	-	26,792	-	26,792	-	-	25,507	1,285
Total assets	473,649	2,122,745	98,363	2,694,757	719,905	1,948,060	25,507	1,285
Liabilities:
Derivative liabilities*2,*3	-	26,825	-	26,825	-	-	11,676	15,149
Total liabilities	-	26,825	-	26,825	-	-	11,676	15,149

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.  Supplemental equity and comprehensive income information

(1) Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2012 and 2013 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights		27	27
Stock-based compensation	409		409
Comprehensive income:
Net income (loss)	(24,641)	14,052	(10,589)
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(1,778)	1,885	107
Unrealized gains on derivative instruments	166		166
Pension liability adjustment	3,070	(1,460)	1,610
Foreign currency translation adjustments	(78,531)	(608)	(79,139)
Total comprehensive income (loss)	(101,714)	13,869	(87,845)
Dividends declared		(4,388)	(4,388)
Transactions with noncontrolling interests shareholders and other	8	(636)	(628)
Balance at June 30, 2012	1,927,594	470,088	2,397,682

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	2,197,766	483,412	2,681,178
Exercise of stock acquisition rights	12		12
Conversion of zero coupon convertible bonds	20		20
Stock-based compensation	372		372
Comprehensive income:
Net income	3,480	16,033	19,513
Other comprehensive income, net of tax ―
Unrealized losses on securities	(4,371)	(9,560)	(13,931)
Unrealized gains on derivative instruments	193		193
Pension liability adjustment	(3,250)	3	(3,247)
Foreign currency translation adjustments	62,017	355	62,372
Total comprehensive income	58,069	6,831	64,900
Dividends declared		(6,046)	(6,046)
Transactions with noncontrolling interests shareholders and other	4	402	406
Balance at June 30, 2013	2,256,243	484,599	2,740,842

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2012 and 2013.

(2) Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2013 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	107,061	(742)	(191,816)	(556,016)	(641,513)
Other comprehensive income (loss) before reclassifications	(13,815)	103	(3,331)	62,372	45,329
Amounts reclassified out of accumulated other comprehensive income	(116)	90	84		58
Net current-period other comprehensive income (loss)	(13,931)	193	(3,247)	62,372	45,387
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(9,560)		3	355	(9,202)
Balance at June 30, 2013	102,690	(549)	(195,066)	(493,999)	(586,924)

5.  Sale and leaseback transactions

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFI Leasing Company, Limited.  Transactions with total proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows.  There was no gain or loss recorded in the sale and leaseback transactions.

6.  Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for three months ended June 30, 2012 and 2013 is as follows:

	Yen in millions
	Three months ended June 30
	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(24,641)	3,480

	Thousands of shares
Weighted-average shares outstanding	1,003,574	1,010,916
Effect of dilutive securities:
Stock acquisition rights	-	194
Zero coupon convertible bonds	-	156,726
Weighted-average shares for diluted EPS computation	1,003,574	1,167,836

	Yen
Basic EPS	(24.55)	3.44
Diluted EPS	(24.55)	2.98

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2012 and 2013 were 21,882 thousand shares and 16,438 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the three months ended June 30, 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2013 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period.

7.  Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of June 30, 2013, the total unused portion of the lines of credit extended under these contracts was 24,166 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at June 30, 2013 amounted to 291,810 million yen.  The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of June 30, 2013, these subsidiaries were committed to make payments under such contracts of 120,823 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of June 30, 2013, these subsidiaries were committed to make payments of 56,845 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights.  These contracts cover various periods mainly within 10 years.  As of June 30, 2013, Sony has committed to make payments of 56,617 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer.  The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract, as amended.  As of June 30, 2013, Sony recorded 7,108 million yen in other current liabilities and 28,432 million yen in other long-term liabilities based on the anticipated recoupment period.  The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Baa3”).

(2)  Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 87,203 million yen at June 30, 2013.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At June 30, 2013, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of August 9, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives.  Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

8.  Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chief Executive Officer and President.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2012	2013
Sales and operating revenue:
Imaging Products & Solutions -
Customers	193,306	172,497
Intersegment	462	1,063
Total	193,768	173,560
Game -
Customers	82,889	76,957
Intersegment	35,092	40,977
Total	117,981	117,934
Mobile Products & Communications -
Customers	282,119	388,935
Intersegment	3,502	33
Total	285,621	388,968
Home Entertainment & Sound -
Customers	251,705	274,114
Intersegment	83	1,062
Total	251,788	275,176
Devices -
Customers	137,882	147,213
Intersegment	79,403	49,027
Total	217,285	196,240
Pictures -
Customers	153,298	158,802
Intersegment	89	113
Total	153,387	158,915
Music -
Customers	96,702	109,175
Intersegment	2,140	2,784
Total	98,842	111,959
Financial Services -
Customers	193,717	251,463
Intersegment	778	1,235
Total	194,495	252,698
All Other -
Customers	111,822	118,135
Intersegment	12,507	12,448
Total	124,329	130,583
Corporate and elimination	(122,313)	(93,321)
Consolidated total	1,515,183	1,712,712

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2012	2013
Operating income (loss):
Imaging Products & Solutions	12,609	8,075
Game	(3,549)	(14,794)
Mobile Products & Communications	(28,139)	5,912
Home Entertainment & Sound	(9,986)	3,367
Devices	15,946	10,846
Pictures	(4,872)	3,742
Music	7,275	10,771
Financial Services	27,585	45,969
All Other	(7,210)	(10,822)
Total	9,659	63,066
Corporate and elimination	(3,384)	(26,709)
Consolidated operating income	6,275	36,357
Other income	12,329	19,040
Other expenses	(9,191)	(9,144)
Consolidated income before income taxes	9,413	46,253

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Telefonaktiebolaget LM Ericsson at the time of the Sony Mobile Communications AB acquisition, which are not allocated to segments.

Due to certain changes in the organizational structure, operating income (loss) of All Other and Corporate and elimination of the previous fiscal quarter have been restated to conform to the current quarter's presentation.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2012 and 2013 was (6,639) million yen and 5,207 million yen, respectively.  The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, Mobile Products & Communication (“MP&C”) segment, HE&S and Devices.  The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2012	2013
Imaging Products & Solutions
Digital Imaging Products	129,916	107,758
Professional Solutions	60,807	60,812
Other	2,583	3,927
Total	193,306	172,497

Game	82,889	76,957

Mobile Products & Communications
Mobile Communications	171,104	285,457
Personal and Mobile Products	109,635	102,216
Other	1,380	1,262
Total	282,119	388,935

Home Entertainment & Sound
Televisions	157,016	185,579
Audio and Video	93,750	87,381
Other	939	1,154
Total	251,705	274,114

Devices
Semiconductors	69,485	85,257
Components	68,141	61,432
Other	256	524
Total	137,882	147,213

Pictures	153,298	158,802
Music	96,702	109,175
Financial Services	193,717	251,463
All Other	111,822	118,135
Corporate	11,743	15,421
Consolidated total	1,515,183	1,712,712

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2012	2013
Japan	471,511	533,043
United States	242,415	252,542
Europe	293,041	328,204
China	121,792	123,231
Asia-Pacific	191,202	257,410
Other Areas	195,222	218,282
Total	1,515,183	1,712,712

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2012 and 2013.

(2)  Other Information

(1) Dividends declared

A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on May 8, 2013 as below:

1. Total amount of year-end cash dividends:
12,636 million yen
2. Amount of year-end cash dividends per share:
12.50 yen
3. Payment date:
June 4, 2013
Year-end cash dividends for the fiscal year ending March 31, 2013 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2013.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2013.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market. Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of August 9, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives.  Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

August 9, 2013